ALLIED GOLD LIMITED

9 March 2007

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

APPOINTMENT OF DIRECTOR – MR ANTHONY LOWRIE

The Board of Allied Gold Limited ("Allied") is pleased to announce the appointment of Mr Anthony Lowrie as a Non-Executive Director of the Company with immediate effect.

Mr Lowrie, was chairman of ABN AMRO Asia Securities Limited, having originally been a partner of Hoare Govett Ltd, which he joined in 1973, and is currently a managing director in ABN AMRO Bank, based in London.

Mr Lowrie is also currently a director of Kenmare Resources PLC, Quadrise Fuels International, the Thai Euro Fund and the Edinburgh Dragon Fund. His former directorships include JD Wetherspoon PLC

The Board welcomes Mr Lowrie's appointment and looks forward to benefiting from his considerable corporate and finance experience.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au